March 31, 2026

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Limited Company
Mespil Business Centre
Mespil House, Sussex Road
Dublin 4, Ireland

       Re: SMX (Security Matters) Public Limited Company
           Registration Statement on Form F-3
           Filed March 25, 2026
           File No. 333-294606
Dear Haggai Alon:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Samantha M. Guido